UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
2SEVENTY BIO, INC.
(Name of Subject Company (Issuer))
DAYBREAK MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
901384107
(CUSIP Number of Class of Securities)
Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Deputy General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Catherine J. Dargan, Esq.
Kerry S. Burke, Esq.
Andrew Fischer, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
(202) 662-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: E
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 14, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Daybreak Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc., a Delaware corporation, for $5.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.
Items 1 through 9 and Item 11.
The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
The information set forth in Section 3-“Procedures for Tendering Shares” of the Offer to Purchase is hereby amended by deleting the third bullet of the first paragraph under the section entitled “Guaranteed Delivery” on page 18 and replacing it with the following sentence:
“• the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within one trading day after the date of execution of the Notice of Guaranteed Delivery.”
The information set forth in Section 13-“The Transaction Documents” of the Offer to Purchase is hereby amended by deleting the first sentence of the second paragraph under the section entitled “Filings, Consents and Approvals” on page 43 and replacing it with the following sentence:
“Each of 2seventy bio, Parent and Purchaser will (and their respective affiliates, if applicable, will): (i) as promptly as practicable (and in no event later than April 21, 2025, unless otherwise agreed to by the parties) make and effect all filings required to be made or effected by it or otherwise advisable pursuant to the HSR Act or other applicable Antitrust Laws with respect to the Transactions (which filings pursuant to the HSR Act were made by each of 2seventy bio and Parent on April 17, 2025), (ii) use commercially reasonable efforts to obtain all other consents and approvals required from, and the giving of all required notices to, third parties in connection with the Transactions, and (iii) use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable under applicable law to consummate the Transactions as promptly as practicable after the date of the Merger Agreement.
The information set forth in Section 16-“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second paragraph under the section entitled “Antitrust Approvals” on page 58 in its entirety and replacing it with the following paragraph:
“Each of Parent and 2seventy bio filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on April 17, 2025. The waiting period under the HSR Act expires on May 2, at 11:59 p.m., Eastern Time and Parent and 2seventy bio have requested for early termination of such waiting period. This period may also change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. The parties may also agree with the DOJ or FTC to not consummate the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.”
Item 10. Financial Statements.
Not applicable.
Item 12. Exhibits
Letter of Transmittal
The information set forth in Instruction 2 “Delivery of Letter of Transmittal and Shares” in the Letter of Transmittal is hereby amended by deleting subsection (b) of the second paragraph thereof in its entirety and replacing it with the following sentence:
“(b) the certificates for all tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), as well as a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantee (or an Agent’s Message) and any other documents required by this Letter of Transmittal, must be received by the Depositary within one Nasdaq Stock Market trading day after the date of execution of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.”
Notice of Guaranteed Delivery
The information set forth in the paragraph immediately following the heading “Guarantee” in the Form of Notice of Guaranteed Delivery, attached as Exhibit (a)(1)(v) to the Schedule TO, is hereby amended by deleting such paragraph in its entirety and replacing it with the following:
“The undersigned, a financial institution that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), guarantees (a) that the above-named person(s) “own(s)” the Shares tendered hereby within the meaning of Rule 14e-4 under the Exchange Act, (b) that such tender of Shares complies with Rule 14e-4 and (c) the delivery to the Depositary of the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) in the case of a book-entry delivery), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and with any required signature guarantee (or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry delivery) and any other required documents, all within one Nasdaq Stock Market trading day of the date hereof.”

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 17, 2025

DAYBREAK MERGER SUB INC.

By:	/s/ Sandra Ramos-Alves
Name:	Sandra Ramos-Alves
Title:	Vice President and Treasurer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Amy Fallone
Name:	Amy Fallone
Title:	Corporate Secretary

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